                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                             Riverside Group, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  769 135 104
        _______________________________________________________________
                                (CUSIP Number)

                                 Gary M. Goltz
                           Imagine Investments, Inc.
                   8150 North Central Expressway, Suite 1901
                              Dallas, Texas 75206
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 28, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(v)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769 135 104

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 769 135 104                                     PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Imagine Investments, Inc.
          75-2709-444
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            520,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          --
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             520,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          --
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          520,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          9.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.  Security and Issuer

         This statement relates to the common stock of Riverside Group, Inc. (the "Corporation"), which is located at 7800 Belfort Parkway, Jacksonville, Florida 32256.

Item 2.  Identity and Background

         The person filing this statement is Imagine Investments, Inc., a Delaware corporation, which is located at 8150 North Central Expressway, Suite 1901, Dallas, Texas 75206. Imagine Investments, Inc. is a wholly-owned indirect subsidiary of Stone Capital, Inc., a thrift holding company wholly owned by the James M. Fail Living Trust dated December 18, 1996, which is exclusively controlled by James M. Fail. All of these parties share the above address. During the last five years, none of these parties have been convicted in a criminal proceeding. During the last five years, none of these parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

         The working capital of Imagine Investments, Inc. was used in marking the purchase.

Item 4.  Purpose of Transaction:

         The transaction is solely for investment purposes.

Item 5.  Interest in Securities of the Issuer:

       (a) See Items 11 and 13 of the cover page.

       (b) See Items 7, 8, 9 and 10 of the cover page.

       (c) Not applicable.

       (d) Not applicable.

       (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

         See Section A on Page 1 of Exhibit A and Section B.3. and B.4. on Page 4 of Exhibit A.

Item 7.  Material to be Filed as Exhibits:

         A Letter Agreement of Imagine Investments, Inc. to make a term loan in the original principal amount of $440,000 to be evidenced by a Term Promissory Note in such amount of even date therewith to Wilson Financial Corporation and to be guaranteed by J. Steven Wilson and provide for the purchase by Imagine of certain stock of Riverside Group, Inc. held by Wilson.

         B         Term Promissory Note

         C         Unconditional Guarantee Agreement

         D         Stock Pledge Agreement


                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      12/11/97
                                      -----------------------------------------
                                                       (Date)


                                                  /s/ B. KENT HILL
                                      -----------------------------------------
                                                     (Signature)


                                            B. KENT HILL, VICE PRESIDENT
                                      -----------------------------------------
                                                  (Name and Title)

                                                                       EXHIBIT A

                   [LETTERHEAD OF IMAGINE INVESTMENTS, INC.]




                               November 28, 1997

Mr. J. Steven Wilson
7800 Belfort Parkway
Jacksonville, Florida 32256

Wilson Financial Corporation
7800 Belfort Parkway
Jacksonville, Florida 32256

     Re:  Proposed Lending Transactions

Gentlemen:

     This letter shall constitute the agreement of Imagine Investments, Inc. ("Imagine") to make a term loan in the original principal amount of $440,000.00 to be evidenced by a Term Promissory Note in such amount of even date herewith (the "Loan") to Wilson Financial Corporation ("Wilson") and to be guaranteed by
J. Steven Wilson ("Steven") and to provide for the purchase by Imagine of certain stock of Riverside Group, Inc. ("Riverside") held by Wilson, all upon the terms and conditions contained in this letter. By executing this letter, Wilson, Steven and Imagine will evidence their binding agreement to carry out the transactions outlined in this letter, subject to (a) the obtaining of such necessary consents and corporate approvals as may be contemplated by the requirements of this letter, and (b) the performance by all of the parties of their respective obligations and agreements as set forth herein and in such note and pledge agreement (collectively, the "Loan Documents"). This letter expresses the binding agreement of Imagine to make the Loan and to purchase certain stock of Riverside, as described below and the binding agreement of Wilson and Steven to effect such transactions and to carry out the other terms of this letter, including the sale of such Riverside stock, as described below. Each party to this letter agrees to take all actions and to direct and cause to occur all corporate or other entity action necessary to effect these transactions.

A.   The Loan.  The terms and conditions of the Loan shall be as follows:

     1.   The Loan.  The Loan shall be made pursuant to a Term Promissory
Note which shall have a maturity date of October 31, 1998 (the "Note") in the form attached hereto as Exhibit A. The Note shall bear interest on its outstanding principal balance at the rate of ten and one-half percent (10 1/2%) per annum, which interest shall be paid quarterly on the first day of each
calendar quarter commencing with the first day of January, 1998.   The Note
shall have an original principal balance of $440,000.00. Repayment of the Note according to its

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -2-


terms shall be guaranteed unconditionally by Steven in the form of the Unconditional Guaranty Agreement which is a part of Exhibit A.

     2. No Prepayment; Calculation of Interest. The Loan may not be prepaid, except at Imagine's election. Interest on the Loan shall be calculated on the basis of a 360-day year, in accordance with customary commercial banking practice.

     3. Collateral for the Loan. The Loan shall be collateralized by a pledge creating a first lien and security interest in 130,542 shares of the common stock of Riverside (collectively, the "Collateral Stock") presently owned by and registered in the name of Wilson, pursuant to a Stock Pledge Agreement (the "Pledge Agreement") in the form attached hereto as Exhibit B. Prior to the performance of all of Wilson's obligations under the Loan Documents, Wilson shall provide to Imagine notice of the receipt of any notice of default under Wilson's loan agreement with the First National Bank of Boston (the "Bank"). Following any default under Wilson's loan agreement with the Bank, or following any default in Wilson's obligations under the Loan Documents, Wilson shall use its best efforts to obtain from the Bank (or any other lender holding a pledge of or security interest in any portion of the common stock of Riverside), the right to grant a second pledge and security interest in all of such stock to Imagine and, upon receipt of the consent of such lender, Wilson shall grant such a second priority pledge and security interest in substantially the form of the Pledge Agreement and shall perfect such pledge. The failure of Wilson to perform the foregoing obligations shall be a default under the Note. Furthermore, until such time as the Loan shall be collateralized by a first priority perfected security interest in Collateral Stock with a market value of twice the amount of the principal balance of the Loan, Wilson (i) shall grant a first pledge and security interest in substantially the form of the Pledge Agreement, (ii) shall perfect such pledge in all shares of the common stock of Riverside released from pledge under Wilson's loan from the Boston Bank immediately upon such common stock's release and (iii) shall not grant any security interest in any shares of the common stock of Riverside Group other than the security interests contemplated hereby and the existing security interest held by the Boston Bank. Notwithstanding the foregoing, when the market value of the Collateral Stock in which Imagine has such a perfected first priority lien and security interest shall be at least equal to twice the principal balance of the Loan (i) Wilson shall be released from any obligation to provide any further collateral for the Loan (whether first or second priority) or to refrain from granting other security interests in shares of common stock of Riverside (ii) Wilson shall be entitled to a release from pledge under the Pledge Agreement of shares of

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -3-


common stock of Riverside so that the market value of the Collateral Stock shall not exceed twice the principal balance of the Loan at the time.

     4. Nature of the Collateral. All of the Collateral Stock shall have been fully paid and nonassessable for more than three (3) years. All of such Collateral Stock shall be subject to Rule 144 of the Securities Act of 1933 and quoted on the NASDAQ Stock Market and shall be freely transferable (subject to applicable securities laws) and free of liens, pledges and security interests except as specifically permitted by the terms of the Pledge Agreement and as provided above.

B.   Purchase of Stock.

     1. Purchase of Riverside Shares. Imagine shall purchase from Wilson, and Wilson shall sell to Imagine, 520,000 shares of the common capital stock of Riverside currently held by Wilson (collectively, the "Purchase Stock") for the sum of $3.00 per share, for a total purchase price of $1,560,000 (the "Purchase Price"). The Purchase Price for the Purchase Stock shall be paid (i) by the payment to Robert T. Shaw ("Shaw") of the $1,195,285.93, balance of accrued interest and principal of that certain Loan made by Shaw to Wilson as of September 10, 1996 (the "Shaw Loan"), which Shaw by his agreement hereto agrees to accept as payment in full of all obligations under the Shaw Loan, and (ii) by the payment of the $364,714.07 balance of the Purchase Price by Imagine by wire transfer or personal check (subject to Paragraph C.1. below). All of the Purchase Stock shall be fully paid and nonassessable and shall have been held by Wilson for more than three (3) years, subject to sale under the provisions of Rule 144 of the Securities Act of 1933 and shall be fully transferable and free of all liens, pledges and security interests.

     2. Partial Release of Pledge. Shaw hereby releases from the pledge to Shaw under the Stock Pledge Agreement of September 10, 1996, between Wilson and Shaw (the "Original Pledge Agreement") all of the 350,000 shares of such Riverside common stock which is currently collateral for the Shaw Loan, and Wilson hereby instructs Shaw to deliver to Imagine all of the certificates representing such 350,000 shares. Wilson hereby agrees to deliver to Imagine stock certificates representing an additional 300,542 shares of common stock of Riverside, along with (i) duly executed stock powers transferring 520,000 of the aggregate 650,542 shares to Imagine in satisfaction of Wilson's obligation to sell the Purchase Stock and (ii) stock powers duly executed in blank with respect to the remaining 130,542 of such shares pledged to Imagine under the Pledge Agreement. Steven hereby consents and agrees to the

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -4-


foregoing release and waives all guarantors' defenses related thereto. In furtherance thereof, Imagine may present the stock certificates representing the Purchase Stock to Riverside and direct Riverside to issue a new stock certificate to Imagine in Imagine's name.

     3. Piggy-Back Rights. Wilson hereby assigns to Imagine its "piggyback" registration rights under any and all securities law registration rights agreements with respect to the Purchase Stock (and the Collateral Stock to the extent Imagine enforces its security interest with respect thereto), including those pursuant to the Agreement attached hereto and made a part hereof as Exhibit B.

     4. Tag-Along Rights. If Wilson or Steven shall, at any time and from time to time until November 1, 2027, propose to sell any of common stock of Riverside (the "Common Stock") held by either of them, or to otherwise transfer any of the Common Stock, directly or indirectly, Wilson and Steven, and/or either or both of them that is selling or transferring such Common Stock, shall:

          a. Give written notice to Imagine by certified or registered mail (return receipt requested) or by hand delivery (with a return receipt) as promptly as practicable (but in no event less than fifteen (15) days prior to such sale or transfer) of all the details, price and terms of such sale or transfer and the identity of the party to whom such Common Stock is to be transferred; and

          b. Include in such sale or transfer, the number of shares of the Purchase Stock specified by Imagine in a written notice to be given by Imagine to Wilson or Steven, as applicable, within ten (10) days after Imagine's receipt of the notice provided for in clause 4a. above, not to exceed that percentage of the Purchase Stock equal to the percentage of the total number of shares of Common Stock of Wilson and Steven, as applicable, being included in such sale or transfer, after giving effect to any other exercise of similar rights previously granted by either to Kenneth M. Kirschner, all on the same terms and conditions as Wilson and/or Steven are selling such Common Stock.

          c. Imagine shall bear its own legal expenses and sales commission in connection with participating in such sale or transfer, but Wilson and Steven shall pay all other expenses of Imagine in connection with such sale or transfer.

          d.   The provisions of this Paragraph B.4 shall not apply to:

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -5-


               (i) any pledge, hypothecation or encumbrance to a lender in a bona fide loan transaction and any sale or transfer to or by such lender after default conditions of the pledge thereof;

               (ii) any sale or transfer (whether or not for consideration) to
          (v) Steven, (w) the wife or widow of Steven, (x) lineal descendants of Steven, (y) the estate of Steven, and (z) entities directly or indirectly controlled by those persons described in the immediately preceding clauses (v), (w), (x) and (y) (collectively, the "Wilson Group"), so long as the transferee agrees in writing to become a party to and be bound by the terms of this letter agreement;

               (iii) sales or transfers (other than in transactions described in clauses (i) and (ii) immediately preceding) by members of the Wilson Group in the aggregate, together with sales or transfers of the type described in this clause (iii) that do not in the aggregate for all such sales from this date forward exceed one percent (1%) of the outstanding shares of Common Stock; and

               (iv) any gift, so long as the transferee agrees in writing to become a party to and be bound by the terms of this letter agreement.

C.   General.

     1. Retainer for Legal Fees. Imagine shall withhold the sum of $20,000 from the Purchase Price of the Purchase Stock, as an escrow against expenses to be incurred by Imagine in the negotiation, preparation and closing of the transactions contemplated by this letter and that have been incurred in connection with prior loan negotiations that have been held over the preceding 12 month period among Riverside, Wilson, Steven, Imagine and Shaw. The legal fees of Greenebaum Doll & McDonald PLLC incurred in connection with the transactions contemplated by this letter, shall be charged against this retainer, whether or not the transactions contemplated by this letter actually close.

     2. Closing Date. The closing of the Loan and the purchase of the Purchase Stock and the repayment of the Shaw Loan shall take place at the earliest possible date and in any event not later than November 26, 1997, at such location as the parties may agree, but in absence of agreement, in the office of Greenebaum Doll & McDonald PLLC in Louisville, Kentucky. At the Closing, Wilson and Steven shall take all actions and shall execute and deliver all documents requested by Imagine and its counsel in connection with such Closing.

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -6-


     3. Access to Information. Wilson and Steven, on a continuing basis which shall survive the closing of the transactions described in this letter, shall afford Imagine, its advisors, legal counsel and other representatives complete and full access during normal business hours to the books, records and contracts (and the right to copy same), and to properties wherever located of Wilson and Steven, for the purpose of comprehensive review, and Wilson and Steven shall each provide to such person such assistance in the conduct of such review as shall be reasonably requested by Imagine. Wilson and Steven shall deliver copies of its and his financial statements to Imagine within sixty (60) days after the end of each calendar quarter and within ninety (90) days after the end of its and his respective fiscal year.

     4. Survival of Provisions. All of the provisions of this letter agreement shall survive the closing of the transactions contemplated by this letter agreement.

     5. Expenses. Wilson and Steven shall each pay their own legal expenses incurred in connection with the transactions contemplated by this letter and shall also pay all legal expenses and related costs (including travel) incurred by Imagine in connection with the transactions contemplated by this letter agreement.

     6. Successors and Assigns. This letter agreement shall bind Wilson and Steven and their respective successors and assigns, heirs and personal representatives and shall inure to the benefit of Imagine and its successors and assigns. Wilson and Steven shall cause any member of the Wilson Group to whom any of the Common Stock is transferred to comply with the terms and provisions of Paragraph B.4 hereof, and, for such purpose, their holdings of Common Stock shall be aggregated with that of Wilson and Steven.

     If the terms and conditions outlined in this letter are acceptable to you, please sign a copy of this letter and return it to my attention by 2:00 p.m. (eastern standard time) on or before November 26, 1997; thereupon, this letter agreement shall be deemed a binding and enforceable agreement between the parties. Otherwise, the proposals set forth in this letter will become null and void. Upon your acceptance of this letter, my counsel will commence preparation of the Loan Documents consistent with the terms and conditions set forth herein.

                                    Sincerely,

                                    IMAGINE INVESTMENTS, INC.

                                         /s/ Paul Glummer
                                    By:  _______________________________

                                            Vice President
                                    Title:  _____________________________

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -7-




Accepted and agreed to:

Wilson Financial Corporation

   /s/ Catherine J. Gray
By:_______________________

         Vice President
Title:______________________

            11/28/97
Date:  ____________________



/s/ J. Steven Wilson
__________________________
J. Steven Wilson

            11/28/97
Date:  ____________________

Riverside Group, Inc. acknowledges assignment of the registration rights contained in the foregoing letter and consents thereto

RIVERSIDE GROUP, INC.

      /s/ Catherine J. Gray
By:   ______________________________

            Vice President
Title:_____________________________

              11/28/97
Date: _____________________________

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -7-




Accepted and agreed to:

Wilson Financial Corporation

   /s/ Catherine J. Gray
By:_______________________

         Vice President
Title:______________________

            11/28/97
Date:  ____________________



/s/ J. Steven Wilson
__________________________
J. Steven Wilson

            11/28/97
Date:  ____________________

Riverside Group, Inc. acknowledges assignment of the registration rights contained in the foregoing letter and consents thereto

RIVERSIDE GROUP, INC.

      /s/ Catherine J. Gray
By:   ______________________________

            Vice President
Title:_____________________________

              11/28/97
Date: _____________________________

Mr. J. Steven Wilson
Wilson Financial Corporation
November 28, 1997
Page -8-




Accepted and Agreed to:


/s/ Robert T. Shaw
__________________________
Robert T. Shaw

Date:  11/28/97
     ---------------------

                                                                       EXHIBIT B

                             TERM PROMISSORY NOTE
                             --------------------

                                                                         Georgia
$440,000.00                                                    November 28, 1997

     FOR VALUE RECEIVED, WILSON FINANCIAL CORPORATION, a Florida corporation ("Maker") promises and agrees to pay to the order of IMAGINE INVESTMENTS, INC., a Delaware corporation, or to any holder of this Note ("Payee"), the principal sum of FOUR HUNDRED FORTY THOUSAND DOLLARS ($440,000.00), together with interest upon such principal balance at the rate provided below, in legal tender of the United States of America. The unpaid principal balance of and all accrued interest on this Note unless sooner paid, shall be due and payable in full on or before October 31, 1998, which date shall be the final maturity date of this Note.

     1. Interest Rate. The principal balance of this Note shall bear interest at the rate of ten and one-half (10 1/2%) per annum. All parties hereto hereby specifically agree that the laws of the Commonwealth of Kentucky shall govern the rate of interest which this Note bears.

     2. Payment of Interest. All accrued interest on the principal balance of this Note, from time to time, shall be paid quarterly during the term of this Note on the first day of each calendar quarter, commencing January 1, 1998 and at the maturity of this Note. All interest on the principal balance of this Note shall be computed on the basis of the actual number of days elapsed over an assumed year of 360 days.

     3. Repayment of Principal. The principal balance of this Note shall be paid in full at the maturity date of this Note. No portion of the principal balance of this Note nor any accrued interest thereon, may be prepaid at any time, in whole or in part, without the written consent of Payee.

     4. Application of Payments. Payments made under this Note shall be applied at the holder's sole option, first to any expenses or sums advanced to Payee in respect of and in accordance with the terms of this Note or under the terms of any document or instrument securing the repayment of this Note, second, to accrued but unpaid interest upon the principal balance of this Note and then to the principal balance of this Note. Should any such payment not be adequate to repay any such sums and expenses advanced and to pay accrued, but unpaid interest on the principal balance of this Note and the amount of the principal balance of this Note due at the time of such payment, Maker shall immediately, on demand of Payee, pay to Payee the amount of such shortfall.

     5. Overdue Payments; Default Rate. All overdue payments of principal or interest on this Note shall bear additional interest until paid in full at the rate per annum (calculated as aforesaid) of the five percent (5%) per annum in excess of the rate otherwise payable under the terms of this Note or the highest rate allowed by applicable law, whichever is lower and shall be due and payable on demand of the holder hereof. All payments under this Note shall be paid to Payee at 8150 No Central Expressway, Suite 1901, Dallas, Texas 75206 or to such other person or at such other place as may be designated in writing by Payee.

     6. Security. This Note is secured by security interests pursuant to a Stock Pledge Agreement and an Unconditional Guaranty Agreement (collectively, the "Security Documents") and is entitled to all the benefits of the Security Documents.

     7. Default. Upon the occurrence of any uncured default under this Note or under any Security Document, that default shall be a default under this Note, and Payee may at any time thereafter, at its sole option and without notice, declare the entire unpaid principal balance of an all accrued interest on this Note to be immediately due and payable.

     8. Events of Default. Each of the following events shall constitute an event of default under this Note, the occurrence of any of which shall entitle the holder hereof to declare the entire principal balance of this Note, together with all accrued interest and all other liabilities, indebtedness and obligations of Maker to Payee, whether now existing or hereafter created, to be immediately due and payable, and to take any and all action allowed Payee by law or equity, under the terms of this Note and/or under the terms of any of the Security Documents and under the terms of any other agreements between Maker and
Payee:

          (a) The failure of Maker to make any payment of principal or interest provided for in this Note on or before the date when it is due;

          (b) The occurrence of an Event of Default as described in this Note or any Security Document;

          (c) The failure of Maker to perform on the breach by Maker of any of the agreements, covenants and warranties and agreements set forth in this Note or in the Security Documents or any other agreement between Maker and Payee, whether now existing or hereafter entered into;

          (d) Any liens, garnishments, levy, attachments or encumbrance of any kind is placed against any property which serves as collateral for this Note;

          (e) The holder of this Note determining that any representation, warranty, statement, report, or application made or provided by Maker to Payee or the holder hereof is or was at the time made untrue or materially misleading;

          (f) The issuance of any tax lien or levy against Maker or any of its property or Maker's failure to pay, withhold, collect or remit any tax when assessed or due;

          (g) If any representation, warranty or other statement of fact made by Maker or any Guarantor in any other Security Document shall be false or misleading;

          (h) Make or any Guarantor shall (i) become insolvent, (ii) become generally unable to pay its or his respective debts as they come due, (iii) make an assignment for the benefit of creditors, (iv) call a meeting of creditors for the composition of debts or (v) have filed against it or him a petition in bankruptcy or for reorganization or for the appointment of a custodian, receiver or trustee or the equivalent which is not removed or dismissed within thirty (30) days thereafter;

          (i) There shall hereafter occur any material and adverse change in the business operations and condition, financial or otherwise, of Maker or any Guarantor or in the value of the collateral securing repayment of this Note; and

          (j) If a final judgment or judgments for the payment of money in the aggregate in excess of $10,000.00 shall be rendered against Maker or a Guarantor and such judgment(s) shall remain unsatisfied or unstayed for a period of thirty (30) days.

     9. No Waiver, Remedies. The failure of Payee to exercise any of its rights and remedies shall not constitute a waiver of the right to exercise them at that or any other time. All rights and remedies of Payee in the event of a default shall be cumulative to the greatest extent permitted by law.

     10. Expenses. If there is any default under this Note or any Security Document and this Note is placed in the hands of any attorney for collection or is collected through any court including any bankruptcy court, Maker promises and agrees to pay to Payee its actually incurred attorneys fees based upon hourly rates, court costs and all other expenses incurred in collecting or attempting to collect or securing or attempting to secure this Note as provided by the laws of the Commonwealth of Kentucky, or any other state where the collateral or any part of it is situated. This section shall be deemed supplemental to, and not to be in substitution for, that section of any Security Document dealing with the reimbursement of expenses.

     11. Waivers. Maker waives (a) presentment, demand, notice of dishonor, protest, notice of protest and non-payment and (b) all exemptions to which Maker may now or hereafter be entitled under the laws of the Commonwealth of Kentucky, of any other state or of the United States and agrees that Payee shall have the right (i) to grant Maker or any guarantor of this Note any extension of time for payment of this Note or any other indulgence or forbearance whatsoever and (ii) to release any security for or guarantor of payment of this Note without in any way affecting the liability of Maker under this Note and without waiving any rights Payee may have under this Note or by virtue of the laws of the Commonwealth of Kentucky, or any other state of the United States.

     12. Time of Essence. Time is of the essence in the payment and performance of all of Borrower's obligations under this Note and all documents securing this Note or relating hereto.

     13. Venue and Jurisdiction. Maker further agrees that in the event of any litigation for collection of or relating to this note, jurisdiction and venue shall be proper and appropriate in any court sitting in Sarasota or Duvall Counties, Florida, and Borrower hereby consents to such jurisdiction and venue.

     14.  Waiver of Jury Trial. MAKER VOLUNTARILY AND INTENTIONALLY WAIVES
AND SHALL NOT ASSERT ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING FROM OR CONNECTED WITH THIS NOTE, THE LOAN DOCUMENTS OR ANY AGREEMENT MADE OR CONTEMPLATED TO BE MADE IN CONNECTION THEREWITH, OR ANY COURSE OF DEALING, COURSE OF CONDUCT, STATEMENT OR ACTIONS OF ANY PARTY IN CONNECTION WITH THIS NOTE.

     15. Partial Invalidity. If any one or more of the provisions of this Note, or the applicability of any such provision to a specific situation, shall be held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of this Note and all other applications of any such provision shall not be affected thereby. In the event such provision(s) cannot be modified to make it or them enforceable, the invalidity or unenforceability of any such provision(s) of this Note shall not impair the validity or enforceability of any other provision of this Note.

     16. Binding Effect. This Note shall bind the heirs, representatives, successors and assigns of Maker and shall inure to the benefit of Payee and its successors and assigns. Maker shall not assign or allow the assumption of its rights and obligations hereunder without Holder's prior written consent.


/s/ Michele Davis                       WILSON FINANCIAL CORPORATION
-------------------
Witness                                 By: /s/ Catherine J. Gray
                                            ---------------------
                                        Title: Vice President
/s/ Sherry D. Stern                            --------------
-------------------                              ("Maker")
Witness

-------------------
Attest

                                                                       EXHIBIT C

                       UNCONDITIONAL GUARANTY AGREEMENT
                       --------------------------------

     In consideration of the Loan evidenced by the attached Note between Wilson Financial Corporation and Imagine Investments, Inc. dated November 28, 1997 in the original principal sum of $440,000.00, the undersigned unconditionally guarantees the prompt payment of (i) the entire principal balance of this Note,
(ii) all accrued interest upon the principal balance hereof (iii) late fees and
(iv) all attorneys' fees and costs and expenses of collection incurred by Lender together with the costs and expenses of maintaining and securing collateral pursuant to all documents and instruments securing repayment of this Note, when due, whether by acceleration or otherwise regardless of the genuineness, validity or enforceability of this Note. The undersigned consents and agrees to be bound by all of the terms of this Note (as the same may be extended or renewed). The undersigned waives all rights and subrogation with respect to this Note or any collateral securing its payment and all rights of recourse or indemnity until this Note and all other obligations of Maker to lender shall have been fully paid. If any payment made by Maker to Lender later deemed to be a preference or otherwise required to be repaid or returned, the amount of such return or repayment shall continue to be covered by this Guaranty. THE UNDERSIGNED HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT THE UNDERSIGNED MAY HAVE TO A TRAIL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THE LOAN EVIDENCED BY THIS NOTE OR ANY RELATED LOAN OR LENDING TRANSACTION OR ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION THEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR LENDER MAKING THE LOAN EVIDENCED BY THIS NOTE. THE UNDERSIGNED AGREES THAT THIS GUARANTY SHALL BE AND IS DEEMED TO BE INCORPORATED INTO AND MADE A PART OF THIS NOTE AS THOUGH A PART THEREOF.

     The liability of the undersigned shall in no way be affected by any renewal or extension of time of payment of any instrument, indebtedness or liability, or by any release or surrender of other security or collateral or guaranty, or by delay in enforcement of payment of the principal or interest or of any security connected therewith, or by any other indulgence Lender may grant Maker. Lender may employ Maker as collection agent for all purposes of demanding and securing payment of any or all of the instruments or liability.

     The undersigned hereby declares to and covenants with lender, its successors or assigns, that the undersigned has no defense whatever to any action, suit or other proceedings, at law or otherwise, that may be instituted under or on account of this Guaranty, including all questions as to the validity, regularity or enforceability of the obligation of Maker.

     Notwithstanding the death of the undersigned, this instrument shall be binding on the estate of the decedent as to any obligation incurred either before or after or extended after such death.

     Lender shall not be bound to exhaust its recourse against or upon the security or collateral it may hold or against any other person before being entitled to payment from the undersigned or any of them of the amount hereby guaranteed. This Guaranty Agreement constitutes a guaranty of payment.

     Lender is hereby authorized and empowered, at its option to appropriate and apply to the payment and extinguishment of the liability created by the foregoing guaranty at any time after such liability shall become payable, any and all monies or other property of the undersigned and the proceeds thereof (including safekeeping or pledge) for this or any other liability of the undersigned, and including any balance on deposit or otherwise for the account of, or to the credit of, or belonging to, any of the undersigned.

     Lender is hereby authorized and empowered, at its option, at any time after the liability created by the foregoing guaranty become payable, to sell assign and deliver any securities or property at any time given unto or left in the possession or custody of Lender for any purpose (including safekeeping or pledge) for this or any other liability of the undersigned or in which any of the undersigned may have interest, at public or private sale, for cash, upon credit, or for future delivery, all at the option of Lender or any of its officers, without demand, advertisement, or notice, all of which are hereby expressly waived.

     Upon any sale or sales at public or private sale, above provided for, Lender, its successors or assigns, may bid for and/or purchase the whole or any part of such securities or property free from any right of redemption, which is hereby waived and released.

     In case of any sale by Lender of any of said securities or property on credit or for future delivery, the securities and property sold may be retained by Lender until the selling price is paid by the purchaser and lender shall incur no liability in case of failure of the purchaser to take up any pay for the securities or property so sold. In case of any such failure the securities or property may be again sold.



/s/ Allyn B. Horton                            /s/ J Steven Wilson
-----------------------                         -------------------
      Witness                                     J Steven Wilson
                                                   ("Guarantor")

/s/ Carol A. Abdullah
-----------------------
       Witness

                                                                       EXHIBIT D

                            STOCK PLEDGE AGREEMENT

  This Stock Pledge Agreement is entered into and effective as of November 28, 1997, by and between Wilson Financial Corporation ("Borrower"), a Florida corporation and Imagine Investments, Inc. ("Lender"), a Delaware corporation having its principal office in Dallas, Texas.

  Recitals:

  A. Pursuant to the terms of that certain Term Promissory Note of even date herewith executed by Borrower in favor of Lender in the original principal amount of Four Hundred Forty Thousand Dollars ($440,000.00), as the same may hereafter be amended or otherwise modified from time to time in writing by the parties thereto (the "Note"), Lender has agreed to extend and amend a term loan (the "Term Loan") to Borrower in such amount as evidenced by the Note.

  B. In order to induce Lender to make the loan evidenced by the Note, without which inducement Lender would be unwilling to do so, Borrower has agreed to pledge 130,542 shares of the issued and outstanding common capital stock of Riverside Group, Inc. (the "Corporation") (the "Stock") to Lender, to secure the payment of the Term Loan.

  Agreement:

  Now, Therefore, the parties hereby agree as follows:

  1. Pledge and Deposit of Shares. Borrower hereby pledges, assigns and grants a security interest to Lender in 130,542 shares of the Stock, as represented by Certificate Nos. 24985, 24862, 24,840 and 19700 now standing in Borrower's name and constituting approximately one and nine-tenths percent (1.9%) of the issued and outstanding capital stock of the Corporation, which certificates have been delivered herewith by Borrower to Lender, together with duly executed blank stock powers attached thereto, all as collateral security for the full and punctual payment and due performance by Borrower of (i) the Note and (ii) all other liabilities, obligations and indebtedness of whatever kind of Borrower to Lender, whether created directly or acquired by Lender by assignment or otherwise, whether now existing or hereafter created, arising or acquired, absolute or contingent, joint or several, due or to become due, and including, but not limited to, future advances by Lender to Borrower. All of the foregoing are referred to collectively herein as the "Secured Obligations."

     1.1 Further Pledge and Deliveries. The certificates or other instruments evidencing all new shares of capital stock and all other securities, rights, warrants, options and the like hereafter created in respect of the Stock, whether by stock split, stock dividend, merger, consolidation or otherwise, shall be delivered by Borrower to, and shall be held by, Lender under the terms and conditions of this Stock Pledge Agreement and subject to the pledge and security interest herein granted, and the term "Stock" as used herein shall be deemed to include all such new shares, securities, rights, warrants, options and the like. At its sole option, Lender may transfer the shares of Stock into its own name.

  2. Covenants. During the period the Stock is being held as security hereunder, Borrower shall not, without the prior written consent of Lender, allow the Corporation to (i) issue any additional capital stock or other equity securities of any kind or options, subscription rights, warrants or other instruments with respect thereto or any other instruments convertible into shares of its capital stock, or sell or issue any treasury stock, (ii) merge into or with or consolidate with any other corporation or business or otherwise participate in any reorganization or sell or lease to others all or substantially all of its assets, (iii) amend its Articles of Incorporation or By-Laws in any manner that would have a material adverse effect on Lender's rights with respect to the Stock, or liquidate or dissolve or take any steps to effect same, or (iv) effect a recapitalization or alter its capital structure.

  3. Voting Rights; Dividends, Etc. So long as no Event of Default shall have occurred Borrower shall be entitled to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Stock or any part thereof for any purpose not inconsistent with the terms of this Stock Pledge Agreement.

     3.1 Upon Default. Notwithstanding anything to the contrary contained herein, immediately upon the occurrence of any "Event of Default", as hereinafter defined, Lender shall be entitled to exercise all voting rights and privileges whatsoever with respect to the Stock, and to that end Borrower hereby constitutes Lender as its proxy and attorney-in-fact for all purposes of voting the Stock, and this appointment shall be deemed coupled with an interest and is and shall be irrevocable until the Indebtedness has been fully paid and this Security Agreement terminated, and all persons whatsoever shall be conclusively entitled to rely upon Lender's verbal or written certification that it is entitled to vote the Stock hereunder. Borrower shall execute and deliver to Lender any and all additional proxies and powers of attorney that Lender may desire in order to vote more effectively the Stock in its own name. Upon any Event of Default hereunder, Lender may vote the Stock to remove the directors and officers of the Corporation and to elect new such officers and directors who shall thereafter manage the affairs of the Corporation, operate any of its properties and carry on any business and otherwise take any action with respect thereto as they shall deem necessary and appropriate and may also liquidate the Corporation and its business, and may authorize the borrowing of money in the name of the Corporations and the pledge of their assets to secure such borrowing.

  4. Status of the Stock. Borrower hereby represents and warrants to Lender that
(a) the Stock is validly issued and outstanding, fully paid and non-assessable and constitutes approximately ______ percent (__%) of the issued and outstanding capital stock of the Corporation, (b) Borrower is the registered and absolute beneficial owner of approximately forty-eight percent (48%) of the issued and outstanding capital stock of the Corporation, (c) all of the Stock is free and clear of liens, charges and encumbrances in favor of persons other than Lender,
(d) Borrower has the full power and authority to pledge the Stock to Lender pursuant to this Stock Pledge Agreement and (e) that the Corporation is a corporation validly existing under the law of the State of Florida. No part of the Stock shall be sold, transferred or assigned by Borrower without the prior written consent of Lender, which consent may be arbitrarily withheld so long as this Stock Pledge Agreement is in effect.

     4.1 Status of the Stock. Borrower represents and warrants that (i) the stock was acquired from the Corporation or one of its affiliates and if fully paid and non-assessable for more than three years and (ii) Borrower is an affiliate of the Corporation. Borrower covenants and agrees that, during any period of sale or liquidation of the Stock by Lender, Borrower shall not sell any other stock of the Corporation if such sale would restrict or limit Lender's sale of the Stock under S.E.C. rule 144 or if such sale by Borrower would cause or contribute to a decline in the share price of the Stock. Borrower further agrees in the event of any such sale or liquidation by Lender, to execute any and all forms, including but not limited to Forms 144 and customary broker's and seller's representation letters, to enable Lender to effect the sale of the Stock.

     4.2 Further Steps. Borrower shall further take all necessary actions to remove any restrictive legend affecting the Stock and to assist in the effectuation of the sale of the Stock including, at Borrower's expense, the supplying of opinions of counsel customarily required to effect such sales.

  5. Maintenance of Priority of Pledge. Borrower shall be liable for and shall from time to time pay and discharge all taxes, assessments and governmental charges imposed upon the Stock by any federal, state or local authority, the liens of which would or might be held prior to the right of Lender in and to the Stock or which are imposed on the holders and/or registered owners of the Stock. Borrower shall not, at any time while this Stock Pledge Agreement is in effect, do or suffer any act or thing whereby the rights of Lender in the Stock would or might be materially impaired or diminished. Borrower shall execute and deliver such further documents and take such further actions as may be required to confirm the rights of Lender in and to the Stock or otherwise to effectuate the intention of this Stock Pledge Agreement. Borrower shall perform all terms of the indebtedness and obligations to Bank of Boston secured by the first priority pledge of and security interest in any portion of capital stock of the Corporation pledged to Bank of Boston and shall pay all of such indebtedness and related obligations according to their terms.

  6. Events of Default. Each of the following shall be deemed an "Event of Default" hereunder:

     6.1 Cross Default. The occurrence of any Event of Default under the Note or any "Security Document," as such term is defined in the Note, or under any other related instrument or agreement;

     6.2 Default Hereunder. The occurrence of any default of any kind whatsoever under the terms, covenants and conditions of this Stock Pledge Agreement; or

     6.3 Breach of Covenants, Etc. If any covenant, representation or warranty made in this Stock Pledge Agreement or in any other Security Document or related instruments or agreements executed by Borrower in connection with the loan secured hereby shall prove to be untrue and misleading in any respect.

     6.4 Default Under Other Financing. If Borrower is in default or breach of its obligations to Bank of Boston beyond any applicable period of grace or for cure of such default or breach.

  7. Remedies Upon Default. Upon the occurrence of any Event of Default referred to in Section 6 above, Lender shall have all rights and remedies in and against the Stock and otherwise of a secured party under the Uniform Commercial Code as enacted in the Commonwealth of Kentucky and the State of Florida (the "UCC") and all other applicable laws and shall also have all of the rights provided herein, in the Note and in all other Security Documents, all of which rights and remedies shall be cumulative to the fullest extent permitted by law. In connection with the foregoing, Lender shall have the right:

     7.1 Right of Sale. To declare the Note and the other Indebtedness immediately due and payable in full, and to sell the Stock in one or more lots, and from time to time, upon ten (10) business days' prior to written notice to Borrower of the time and place of sale (which notice Borrower hereby conclusively agrees is commercially reasonable), for cash or upon credit or for future delivery, Borrower hereby waiving all rights, if any, of marshaling the Stock and any other security for the payment of the Note and other Indebtedness, and at the option and in the sole discretion of Lender, to either:

     7.2 Public Sale. Sell the Stock at a public sale or sales, including a sale at or on any broker's board or stock exchange; or

     7.3  Private Sale. Sell the Stock at a private sale or sales.

     7.4 Lender May Purchase. Lender may bid for and acquire the Stock or any portion thereof at any public sale, free from any redemption rights of Borrower, and in lieu of paying cash therefor, may make settlement for the selling price of the Stock or any part thereof by crediting the net selling price of the Stock against the Note and other Indebtedness, after deducting all of Lender's costs and expenses of every kind and nature therefrom, including Lender's attorneys' fees incurred in connection realizing upon the Stock, provided the same is not prohibited by the laws of the Commonwealth of Kentucky.

     7.5 Postponement. From time to time Lender may, but shall not be obligated to, postpone the time of any proposed sale of any of the Stock, which has been the subject of a notice as provided above, and also, upon ten (10) days' prior written notice to Borrower (which notice Borrower conclusively agrees is commercially reasonable), may change the time and/or place of such sale.

     7.6 Tender. In the case of any sale by Lender of the Stock or any portion thereof on credit or for future delivery, which may be elected at the option and in the sole discretion of Lender, the Stock so sold may, at the sole option of Lender, either be delivered to the purchaser or retained by Lender until the selling price is paid by the purchaser, but in either event Lender shall incur no liability, to Borrower or otherwise, in case of failure of the purchaser to take up and pay for the Stock so sold. In case of any such failure, such Stock may be sold again by Lender in the manner provided in this Section 7.

     7.7 Costs and Expenses. After deducting all of Lender's costs and expenses of every kind, including, but not limited to, legal fees and registration (Securities and Exchange Commission and other) fees and expenses, if any, incurred in connection with the sale of the Stock, Lender shall apply the residue of the proceeds of any sale or sales of the Stock against Indebtedness, in the order of priority elected by Lender. Lender shall not incur any liability to Borrower or otherwise as a result of the sale of the Stock at any private sale or sales, and Borrower hereby waives any claim arising by reason of (i) the fact that the price or prices for which the Stock or any portion thereof is sold at such private sale or sales is less than the price which would have been obtained at a public sale or sales or is less than the amount due under the Note and other obligations secured hereby, even if Lender accepts the first offer received and does not offer the Stock or any portion thereof to more than one offeree, (ii) any delay by Lender in selling the Stock following an Event of Default hereunder, even if the price of the Stock thereafter declines, or (iii) the immediate sale of the Stock upon the occurrence of an Event of Default hereunder, the applicable grace or cure period having been duly observed prior thereto, even if the price of the Stock should thereafter increase. Borrower shall remain liable for any deficiency remaining due under the Note, this Stock Pledge Agreement any related documents or instruments.

  8. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon being delivered personally (or by confirmed telefax or other electronic delivery method; or (ii) four (4) days after being mailed by certified mail, return receipt requested, postage prepaid, or (iii) one (1) day after being sent by Federal Express or other reputable overnight delivery service providing delivery confirmation, for next day delivery, in each case to the parties at the following address (or at such other address for a party as shall be specified by like notice):

          If to the Borrower:

                    Wilson Financial Corporation
                    7800 Belfort Parkway
                    Jacksonville, Florida 32256
                    Attention: J. Steven Wilson

          With a copy to:

                    Kirschner, Main, Graham, Tanner & Demont
                    One Independent Drive, Suite 2000
                    Post Office Box 1559
                    Jacksonville, Florida 32201-1559 (32202 for street address)
                    Attention: Kenneth M. Kirschner, Esq.

          If to Lender, to:

                    Imagine Investments, Inc.
                    8150 No. Central Expressway, Suite 1901
                    Dallas, Texas 75206

         With a copy to:

                    Michael M. Fleishman, Esq.
                    Greenebaum Doll & McDonald PLLC
                    3300 National City Tower
                    Louisville, Kentucky 40202


  9. Miscellaneous.

     9.1 Future Advances. This Stock Pledge Agreement also secures all additional loans and/or future advances that may be made hereafter at any time by Lender.

     9.2 Governing Law. The laws of the Commonwealth of Kentucky shall govern the construction of this Stock Pledge Agreement and the rights, remedies and duties of the parties hereunder.

     9.3 Successors and Assigns. This Stock Pledge Agreement shall bind Borrower, and its successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

     9.4 Time of Essence. Time shall be of the essence in the performance of Borrower's obligations hereunder.

     9.5 Captions. The several captions, headings, sections and subsections of this Stock Pledge Agreement are inserted for convenience only and shall be ignored in interpreting the provisions of this Stock Pledge Agreement.

     9.6 Modifications. This Stock Pledge Agreement may be modified or amended only by written agreement executed by all of the parties hereto.

     9.7 Lender's Expenses. Borrower agrees that it shall be responsible for and shall pay Lender's expenses incurred in effecting the Term Loan, including Lender's attorneys fees which can be deducted from the proceeds of the Term Loan.

  10. Termination. This Pledge Agreement shall terminate when the Indebtedness has been paid in full, at which time Lender shall reassign and redeliver, without recourse upon or warranty by Lender and at the expense of Borrower (or cause to be so reassigned and redelivered to Borrower or to such person or persons as Borrower shall designate), against receipt, such of the Stock (if any) as shall not have been sold or otherwise applied by Lender pursuant to the terms hereof and shall still be held by it hereunder, together with appropriate instruments of reassignment and release.

     In Witness Whereof, the parties have entered into this Agreement as of the date first written above.

                                        Wilson Financial Corporation

/s/ Michele Davis                       By: /s/ Catherine J. Gray
----------------------                      -----------------------
Witness                                 Title:  Vice President
                                               --------------------
                                                   ("Borrower")

                                        Imagine Investments, Inc.

                                        By: /s/ Paul Glummer
----------------------                      -----------------------
Witness                                 Title:  Vice President
                                               --------------------
                                                    ("Lender")
---------------------
Attest




The foregoing is hereby consented to:


/s/ J. Steven Wilson
--------------------------
J. Steven Wilson


Date: November 1, 1997